UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of September 2016

Commission File Number:  1-15256

OI S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant’s name into English)

Rua General Polidoro, No. 99, 5th floor/part – Botafogo

22280-001 Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:   ☐      No:   ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:   ☐      No:   ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:   ☐      No:   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Oi S.A. – In Judicial Reorganization

Corporate Taxpayers’ Registry (CNPJ/MF) No. 76.535.764/0001-43

Board of Trade (NIRE) No. 33.3.0029520-8

Publicly Held Company

EXCERPT OF ITEM (3) OF THE MINUTES OF THE 144TH MEETING OF THE BOARD OF DIRECTORS

HELD ON SEPTEMBER 14, 2016

                As secretary of the meeting of the Board of Directors, I hereby CERTIFY that item (2.i) of the Minutes of the 144th  Meeting of the Board of Directors of Oi S.A. – In Judicial Reorganization, held on September 14, 2016 at 11 a.m., at Praia de Botafogo No. 300, 11th floor, room 1101, Botafogo – Rio de Janeiro (RJ), reads as follows:

“Turning to item (2.i), the nominations of members, pursuant to the sole paragraph of Article 31 of the Company’s Bylaws and Article 150 of the Brazilian Corporation Law, for 2 (two) member positions and 6 (six) alternate member positions, vacant in the Board of Directors, were submitted to the Board for deliberation. The nominations of the following individuals to join the Board of Directors were approved by the directors present, with members Ricardo Reisen de Pinho’s and Marcos Duarte Santos’ abstentions recorded: (a) Mr. Hélio Calixto da Costa, Brazilian, married, journalist, bearer of identity card No. M2973351, issued by the SSP/MG and of individual taxpayers’ registry (CPF/MF) No. 047.629.916-00, resident and domiciled at Rua José Ferreira Cascão 28, Apt. 2700, Belvedere, Belo Horizonte, MG, as member, with  alternate Mr. Nelson Sequeiros Rodriguez Tanure, Brazilian, divorced, businessman, bearer of identity card No. 07.140.649-0, issued by IFP/RJ, and of CPF/MF No. 041.747.715-53, resident and domiciled of Praia de Botafogo 228, 4th floor, Botafogo, Rio de Janeiro, RJ; (b) Mr. Demian Fiocca, Brazilian, in a common-law marriage, economist, holder of identification card No. 78.99.440-8, issued by SSP/SP, and of CPF/MF No. 130.316.328-42, resident and domiciled at Av. Ataulfo de Paiva, 204, conj. 901, Leblon, Rio de Janeiro, RJ, as member, with alternate Mr. Blener Braga Cardoso Mayhew, Brazilian, single, business administrator, bearer of identification card No. 07.140.649-0  issued by IFP/RJ, and CPF/MF No. 093.388.087-18, resident and domiciled at Praia de Botafogo 370, 1st floor, Botafogo, Rio de Janeiro, RJ; (c) Mr. Nelson de Queiroz Sequeiros Tannure, Brazilian, single, economist, bearer of identification card No. 12.554.452-8, issued by IFP/RJ, and CPF/MF No. 112.254.877-06, resident and domiciled at Praia de Botafogo 370, 1st floor, Botafogo, Rio de Janeiro, RJ, as alternate member of the Board of Directors for Marcos Duarte Santos; (d) Mr. Pedro Grossi Junior, Brazilian, married, attorney, holder of identification card No. 19.355, issued by OAB/RJ, and CPF/MF No. 032.834.457-53, resident and domiciled at Avenida Rio Branco 53, 21st floor, Centro, Rio de Janeiro, RJ, as alternate member of the Board for Ricardo Reisen de Pinho; (e) Mr. Luís Manuel da Costa de Sousa de Macedo, Portuguese, married, administrator, holder of Portuguese passport No. N852474, with a commercial address at Rua Joshua Benoliel, No. 1-2C, 1250-133 Lisbon, Portugal, as alternate member of the Board for João Manuel Pisco de Castro; and (f) Mr. José Manuel Melo da Silva, Portuguese, married, economist, holder of Portuguese passport No. P070544, resident and domiciled at Rua Joshua Benoliel, 1-2C, 1250-133, Lisbon, Portugal, as alternate member of the Board for Pedro Zañartu Gubert Morais Leitão. The Members nominated in these minutes declare that they have not been charged with any of the crimes provided in law that would prevent them from holding the positions for which they were appointed, and they made the declaration provided for in paragraph 4 of Article 147 of Law 6.404/76. Considering the changes within the Board of Directors, the members decided to record the consolidated composition of the Board of Directors, which consists in its entirety of the following members: (1) as Chairman of the Board of Directors, Mr. José Mauro Mettrau Carneiro da Cunha; (2) as member, Mr. Ricardo Reisen de Pinho and as his respective alternate, Mr. Pedro Grossi Junior; (3) as member, Mr. Marcos Duarte Santos and as his respective alternate, Mr. Nelson de Queiroz Sequeiros Tanure; (4) as member, Mr. Demian Fiocca and as his alternate, Mr. Blener Braga Cardoso Mayhew; (5) as member, Mr. Thomas C. Azevedo Reichenheim and as his respective alternate, Mr. Sergio Bernstein; (6) as member, Mr. Rafael Luís Mora Funes and as his respective alternate, Mr. João do Passo Vicente Ribeiro; (7) as member Mr. João Manuel Pisco de Castro and as his respective alternate, Mr. Luís Manuel da Costa de Sousa de Macedo; (8) as member, Mr. Luís Maria Viana Palha da Silva and as his respective alternate, Ms. Maria do Rosário Amado Pinto Correia; (9) as member, Mr. André Cardoso de Menezes Navarro and as his respective alternate, Mr. Nuno Rocha dos Santos de Almeida e Vasconcellos; (10) as member, Mr. Hélio Calixto da Costa and as his respective alternate, Mr. Nelson Sequeiros Rodriguez Tanure; (11) as member, Mr. Pedro Zañartu Gubert Morais Leitão and as his respective alternate, Mr. José Manuel Melo da Silva.”

All members of the Board of Directors were present and affixed their signatures: José Mauro M. Carneiro da Cunha, Thomas Reichenheim, Rafael Luís Mora Funes, André Cardoso de M. Navarro, Pedro Z. Gubert Morais Leitão, João Manuel Pisco de Castro, Luís Maria Viana Palha da Silva, Marcos Duarte Santos and Ricardo Reisen de Pinho.

Rio de Janeiro, September 14, 2016.

José Augusto da Gama Figueira

Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 23, 2016

OI S.A. – In Judicial Reorganization

By:  /s/ Ricardo Malavazi Martins

Name: Ricardo Malavazi Martins

Title: Chief Executive Officer